26th Floor, Gloucester Tower

The Landmark

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Telephone: +852 3761 3300 Facsimile: +852 3761 3301 www.kirkland.com	David Zhang To Call Writer Directly +852 3761 3318 david.zhang@kirkland.com

July 30, 2020

CONFIDENTIAL

Kathleen Krebs, Special Counsel

Jeff Kauten, Staff Attorney

Kathleen Collins, Accounting Branch Chief

Melissa Kindelan, Staff Accountant

Office of Technology

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Chindata Group Holdings Limited

Amendment No. 1 to Draft Registration Statement on Form F-1

Confidentially Submitted July 6, 2020

CIK No. 0001807192

Dear Ms. Krebs, Mr. Kauten, Ms. Collins, Ms. Kindelan:

On behalf of our client, Chindata Group Holdings Limited, a foreign private issuer incorporated under the laws of the Cayman Islands (the “Company”), we are submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated July 16, 2020 on the Company’s amendment No.1 to draft registration statement on Form F-1 confidentially submitted on July 6, 2020 relating to a proposed initial public offering in the American Depositary Shares, representing the Company’s ordinary shares (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) and certain exhibits thereto via EDGAR to the Commission for confidential review in accordance with the procedures of the Commission.

PARTNERS: Pierre-Luc Arsenault3 | Lai Yi Chau | Damien Coles6 | Justin M. Dolling6 | David Patrick Eich1,5,6 | Liu Gan2 | Karen K.Y. Ho | Damian C. Jacobs6 | Ka Man Lau | Guang Li3 |

Neil E.M. McDonald | Kelly Naphtali | Ram Narayan3 | Amy Y.M. Ngan9 | Nicholas A. Norris6 | Derek K.W. Poon3,6 | Paul S. Quinn | Richard C.C. Sharpe | Jesse D. Sheley# |

Arthur K.H. Tso | Tarun R. Warriar6 | Li Chien Wong | David Yun6 | Jacqueline B.N. Zheng3,6

REGISTERED FOREIGN LAWYERS: Michelle Cheh8 | Daniel Dusek3 | Jennifer Y.Y. Feng6 | Han Gao4 | James A. Hill6 | David M. Irvine6 | Benjamin W. James4 | Cori A. Lable2 |

Wei Yang Lim6 | Xiaoxi Lin3 | Yazhe Liu3 | Daniel A. Margulies6 | Michael D. Rackham6 | Tzi Yang Seow7 | Mi Tang3 | Wenchen Tang3 | Liyong Xing3 | David Zhang3

ADMITTED IN: 1 State of Illinois (U.S.A.); 2 Commonwealth of Massachusetts (U.S.A.); 3 State of New York (U.S.A.); 4 State of Texas (U.S.A.); 5 State of Wisconsin (U.S.A.);

6 England and Wales; 7 Singapore; 8 Victoria (Australia); 9 New South Wales (Australia); # non-resident

Beijing Boston Chicago Dallas Houston London Los Angeles Munich New York Palo Alto Paris San Francisco Shanghai Washington, D.C.

Office of Technology Division of Corporation Finance Securities and Exchange Commission July 30, 2020 Page 2	CONFIDENTIAL

The Company has responded to all of the Staff’s comments by revising the Draft Registration Statement to address the comments, by providing an explanation if the Company has not so revised the Draft Registration Statement, or by providing supplemental information as requested. The Staff’s comments are repeated below in bold and followed by the Company’s response. We have included page references to the Revised Draft Registration Statement where the language addressing a particular comment appears. Term used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Prospectus Summary

Our Business, page 1

1.

You indicate in your response to prior comment 1 that Microsoft does not account for more than 10% of total revenue for 2019; however, you continue to prominently disclose them as one of your customers with Bytedance. Please disclose the amount of revenue generated from Microsoft or otherwise explain why they are a significant customer to give context to the importance of such relationship.

In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 92, 127 and 129.

Summary Consolidated Financial Data, page 12

2.

We note your discussion of one-time share-based compensation expense and consulting agreements termination expense that will be recognized upon completion of this offering. Please include a footnote to this table with a quantified discussion of such amounts and how this might impact your results of operations immediately following this offering. Similar revisions should be made to the Selected Consolidated Financial Data table.

In response to the Staff’s comment, the Company has revised the disclosure on pages 14, 86 and 87.

Selected Consolidated Financial Data

Non-GAAP, page 86

3.

You state that the adjustment for depreciation and amortization in your non-GAAP measure of adjusted EBITDA is before any deduction of government grants. Please tell us the amount of such deduction for each period presented and to how you considered whether such adjustment creates a tailored accounting principle. Refer to Question 100.04 of the non-GAAP C&DIs. In addition, explain further why you exclude “operating lease cost relating to prepaid land use,” which appear to be a normal cash operating expense necessary to operate your business. Refer to Question 100.01 of the non-GAAP C&DIs.

The Company respectfully advises the Staff that the deduction of government grants amounted to RMB nil and RMB2.5 million for the years ended December 31, 2018 and 2019 respectively, which was received from provincial and local governments and related to the acquisition of assets. As the accounting for government grants is not specifically addressed in U.S. GAAP, the Company accounts for the government grants by analogy to International Accounting Standard (IAS) 20, Accounting for Government Grants and Disclosure of Government Assistance. IAS 20

Office of Technology Division of Corporation Finance Securities and Exchange Commission July 30, 2020 Page 3	CONFIDENTIAL

indicates that grants related to assets should be accounted using one of two methods. The Company chose the method that the grant amount will be released to the consolidated statements of comprehensive loss in equal amounts over the expected useful life of the related asset, as a reduction of the related depreciation expense, which would lead to a lower amount of depreciation expense (net presentation method). To make the non-GAAP measure of adjusted EBITDA comparable with peers, the Company added back the government grants released to the consolidated statements of comprehensive loss. Based on the above, the purpose of the Company’s non-GAAP government grant adjustment is to add back the “depreciation expense” related to government grants that was presented on a net basis in the financial statements, and not to create a tailored accounting principle. The Company further respectfully advises the Staff that unlike the example in Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations, the nature of the Company’s non-GAAP government grant adjustment is not designed to accelerate revenue recognition.

In response to the Staff’s comment, the Company acknowledges Question 100.01 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures updated April 4, 2018, as well as Rule 100(b) of Regulation G to which such Question relates. Question 100.01 states that certain adjustments, while not explicitly prohibited, could cause the presentation of the non-GAAP measure to be misleading. The Company respectfully advises the Staff that it has considered the prescribed guidance and the Staff’s overall perspective regarding non-GAAP measures, and the Company believes that the exclusion of operating lease cost relating to prepaid land use rights from the adjusted EBITDA does not cause this non-GAAP financial measure to be misleading. The Company respectfully advises the Staff that land use rights represent land leased to operate colocation services in the PRC. The payments for these rights have been fully paid upfront at lease inception, and are amortized over the term of these rights of 50 years. Upon adopting ASC 842 Leases, land use rights were accounted as right-of-use assets and the amortization was recorded as a non-cash expense in cost of revenues. To make the non-GAAP measure of adjusted EBITDA comparable with peers, the Company excluded the impact of the non-cash expense related to the amortization of land use rights. In response to the Staff’s comment, the Company has revised the disclosure on pages 15, 87, 88 and 106.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 91

4.

We note your response to prior comment 14. In an effort to add context to your focus on growing your hyperscale data business, please tell us and revise to disclose the total revenue from hyperscale data centers and retail data centers for each period presented including the historical amounts generated from Chindata Xiamen prior to the acquisition.

In response to the Staff’s comment, the Company has revised the disclosure on page 97.

Office of Technology Division of Corporation Finance Securities and Exchange Commission July 30, 2020 Page 4	CONFIDENTIAL

Business

Our Clients and Client Ecosystem Development, page 139

5.

We note your additional disclosure in response to prior comment 15. Given the significance of the relationship with ByteDance, please further revise to state when the current contract(s) expire, how long the renewal periods are, as well as whether or not either party has early terminated any contracts to date.

In response to the Staff’s comment, the Company has revised the disclosure on page 140 of the Revised Draft Registration Statement.

Notes to Consolidated Financial Statements

Note 2 Summary of Significant Accounting Policies

Revenue Recognition, page F-24

6.

Your revised disclosure in response to prior comment 23 indicates that the fixed consideration is included in the transaction price for the entire contract and such consideration relates to contractual minimums. Please further revise to clarify how revenue related to the fixed consideration is recognized over the contract period, (e.g. on a straight-line or other basis). Also, tell us whether and how frequently contractual minimums are not met, particularly in the beginning of your contracts when you note the server hosting is not at optimal capacity. If minimums are not met during the contractual period, explain how that is considered in recognizing revenue.

The Company respectfully advises the Staff that revenue related to the fixed consideration is recognized over the contract period based on cumulative utilization of capacity from contract inception through the end of the reporting period. In response to the Staff’s comment, the Company has revised the disclosure on pages 112 and F-24 of the Revised Draft Registration Statement.

The Company also respectfully advises the Staff that historically under all of its hyperscale contracts, server hosting achieved optimal capacity after the initial months of the contracts. Therefore, the Company reliably expects that the contractual minimum will be met for each contract based on its historical experience and its hyperscale customers are the same long-standing large market players, which have achieved optimal server hosting capacity after the initial months of the contracts. In the rare situation that a contractual minimum is not met or not expected to be met during the contractual period, the revenue to be recognized related to the fixed consideration will be adjusted to reflect the change in accounting estimate in accordance with ASC 606-10-25-35.

7.

We note your added disclosure in response to prior comment 26 regarding the RMB7,330,822,000 (US$1,053,007,000) aggregate amount of transaction price allocated to (unsatisfied or partially unsatisfied) performance obligations as of December 31, 2019. Please further revise to clarify whether or not this includes your estimate of variable consideration. Also, you indicate that this amount will be recognized over the next eight to nine years. Please provide further explanation of when, within this time period, you expect to recognize this as revenue. We refer you to ASC 606-10-50-13b.

Office of Technology Division of Corporation Finance Securities and Exchange Commission July 30, 2020 Page 5	CONFIDENTIAL

The Company respectfully advises the Staff that the RMB7,330,822,000 (US$1,053,007,000) aggregate amount of transaction price allocated to (unsatisfied or partially unsatisfied) performance obligations as of December 31, 2019 did not include its estimate of variable consideration. In response to the Staff’s comment, the Company revised the disclosure on page F-24 of the Revised Draft Registration Statement.

In response to the Staff’s comment, the Company added to page F-24 of the Revised Draft Registration Statement a quantitative explanation of when the Company expects to recognize the RMB7,330,822,000 (US$1,053,007,000) within the eight to nine year time period.

Unaudited Pro Forma Shareholders’ Equity, page F-28

8.

We note your revised disclosure in response to prior comment 26. Please further revise to separately state the amount of expense for the one-time share-based compensation expense and the one-time consulting agreements termination expense. Similar changes should be made to your capitalization table disclosures.

In response to the Staff’s comment, the Company has revised the disclosure on pages 73 and F-28 of the Revised Draft Registration Statement.

* * *

If you have any questions regarding the Revised Draft Registration Statement, please contact me at david.zhang@kirkland.com, +852 3761 3318 (work) or +852 9124 8324 (cell), or Steve Lin at steve.lin@kirkland.com, +86 10 5737 9315 (work) or +86 18610495593 (cell).

Thank you for your time and attention.

Very truly yours,

/s/ David T. Zhang

David Zhang

Enclosure

c.c.	Jing Ju, Chief Executive Officer

Dongning Wang, Chief Financial Officer

Michael Frederick Foust, Chairman of the Board

David Zhang, Esq., Partner, Kirkland & Ellis International LLP

Steve Lin, Esq., Partner, Kirkland & Ellis International LLP

King Li, Partner, Ernst & Young Hua Ming LLP

Julie Gao, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP